



FREE THE EAGLE
RENEW HARLEY

April 28, 2025

Fellow Shareholder,

H Partners Management, LLC (together with certain affiliates, "H Partners" or "we") has been one of the largest shareholders of Harley-Davidson, Inc. ("Harley-Davidson" or the "Company") since 2020, with a current 9.1% ownership stake in the Company. Over the last five years, we have had the opportunity to immerse ourselves within the Harley-Davidson community alongside the Company's shareholders, employees, riders, and dealers. Harley-Davidson is a rare and iconic company whose legacy remains deeply embedded in the broader fabric of American culture; and what we have learned has only strengthened our conviction that Harley-Davidson has a bright future ahead.

However, over the last year, it has become increasingly apparent to us that the Company is in need of urgent change for several reasons, including (1) major execution issues that have been overseen by Jochen Zeitz, an absentee CEO[1]; (2) a management team that continues to blame external factors for their mistakes, rather than accepting responsibility and course-correcting; and, (3) our belief that certain long-tenured members of the Board of Directors (the "Board") have put their own personal agenda ahead of shareholders' interests and have failed to hold the CEO accountable for approximately **$2 billion of value destruction** and the cultural depletion of this iconic American company.

Through our representative, who served on the Board from 2022 until earlier this month, we had a front-row seat to the serious issues that we describe in this letter. However, we are not the only stakeholder who has observed the Company's decline under CEO Jochen Zeitz: dealer sentiment is near a decade-long low[2], and in late summer 2024, a large association of dealers wrote a letter calling for CEO Zeitz's removal.[3]

An out-of-touch CEO who has failed to execute his own strategy and has already announced his intention to retire should not be making crucial decisions that could affect the long-term prospects of the business. Further, we believe that the current Board, which is tightly controlled by three entrenched Board members, cannot be trusted to oversee crucial decisions, including CEO succession.

As a result, we are soliciting shareholders to join us in voting **WITHHOLD** on the election of the following three incumbent directors at the Company's upcoming 2025 Annual Meeting of Shareholders (the "Annual Meeting"):

1. **Jochen Zeitz** – CEO, Chairman and a Board member for 18 years
2. **Norman Thomas Linebarger** – Presiding Director and a Board member for 17 years
3. **Sara Levinson** – Longest-tenured director on the Board, having served for 29 years

Voting **WITHHOLD** on the election of these individuals will send a strong message to the Board that shareholders are dissatisfied with the status quo and that a meaningful reconstitution of the Board – including the removal of the three long-tenured directors – is required. On the following pages, we describe in detail the reasons why we believe Mr. Zeitz, Mr. Linebarger, and Ms. Levinson must be held accountable for their destruction of substantial shareholder value, including:

1. **Poor Performance:** Harley-Davidson has delivered negative Total Shareholder Returns and substantial underperformance;
2. **Weak Execution:** We believe that weak execution is to blame for the failure of the Hardwire Strategic Plan; and
3. **Flawed Corporate Governance:** We believe the Company's poor corporate governance has enabled Mr. Zeitz's persistent underperformance.

1. See Free the Eagle: The Urgent Need for Leadership Change at Harley-Davidson, slide 33 (download here).
2. Baird's April 2025 Harley-Davidson Dealer Survey.
3. National Powersports Dealer Association, Harley-Davidson Dealer Council Letter.



Given our interests are fully aligned with shareholders' interests, we have a sincere desire to be a part of the revitalization of this storied Company. By meaningfully reconstituting the Board, we believe the Company can unlock significant value for shareholders and return to greatness for the benefit of all of its valued stakeholders.

1. THE NUMBERS DO NOT LIE: HARLEY-DAVIDSON HAS DELIVERED NEGATIVE TOTAL SHAREHOLDER RETURNS AND SUBSTANTIAL UNDERPERFORMANCE

Over every relevant timeframe since Jochen Zeitz was appointed CEO five years ago, Harley-Davidson's Total Shareholder Returns ("TSR") have substantially underperformed relevant benchmarks. Since his appointment, Harley-Davidson's TSR has underperformed both the S&P 400 Consumer Discretionary Index and the S&P 400 MidCap Index by -83% and -78%, respectively.[4]

Total Shareholder Return	Periods Ending April 8, 2025[5]			
	1 Year	Hardwire Update (~3 Years)[6]	Hardwire Strategy[7]	Zeitz as CEO (~5 Years)[8]
Harley-Davidson	(51%)	(41%)	(32%)	(25%)
S&P 400 Consumer Discretionary Index	(20%)	9%	(1%)	58%
S&P 400 MidCap Index	(13%)	12%	13%	53%
Performance vs S&P 400 Consumer Discretionary Index	*(31%)*	*(50%)*	*(32%)*	*(83%)*
Performance vs S&P 400 MidCap Index	*(37%)*	*(53%)*	*(45%)*	*(78%)*

Source: Bloomberg

Long-Tenured Directors Have Overseen Significant Shareholder Value Destruction

In addition to Mr. Zeitz, each member of the long-tenured cohort of directors has an alarming record of dramatic underperformance. The Company's TSR has underperformed the S&P 400 Consumer Discretionary Index by -335%, -403%, and -816%, respectively, over the Board tenures of Mr. Zeitz, Mr. Linebarger and Ms. Levinson. After 18, 17, and 29 years on the Board, respectively, change is overdue.

Total Shareholder Return During Respective Tenures	Periods Ending April 8, 2025				
	Jochen Zeitz		Thomas Linebarger		Sara Levinson
	Board	CEO	Board	Presiding Director	Board
Harley-Davidson	(45%)	(25%)	(20%)	7%	280%
S&P 400 Consumer Discretionary	289%	58%	382%	101%	1,096%
S&P 400 MidCap Index	295%	53%	313%	74%	1,639%
Performance vs S&P 400 Consumer Discretionary Index	*(335%)*	*(83%)*	*(403%)*	*(94%)*	*(816%)*
Performance vs S&P 400 MidCap Index	*(340%)*	*(78%)*	*(334%)*	*(68%)*	*(1,359%)*

Source: Bloomberg

4. Harley-Davidson has chosen to use the Standard & Poor's MidCap 400 Index as the broad-based index and the S&P MidCap 400 Consumer Discretionary Index as its peer index, see Company 2023, 2024, and 2025 10-K.
5. Apr. 8, 2025 is the last trading day before the resignation of H Partners' representative from Harley-Davidson's Board of Directors was disclosed on a Schedule 13D/A.
6. The Company announced the update to its Hardwire plan at its 2022 Investor Day on May 10, 2022.
7. Harley-Davidson unveiled the Hardwire Five-Year Strategic Plan on Feb. 2, 2021.
8. Jochen Zeitz was appointed Acting President and CEO on Feb. 28, 2020.





2. WE BELIEVE THAT WEAK EXECUTION IS TO BLAME FOR THE FAILURE OF THE HARDWIRE STRATEGIC PLAN

While we supported Mr. Zeitz's Hardwire Strategic Plan when it was announced in February 2021, the Company's results demonstrate that the execution has failed. The plan has failed to deliver profitable growth or shareholder value, as evidenced by the decline in Operating Income and TSR underperformance. Even worse, it seems to have failed to achieve every strategic priority it set out to accomplish. The Hardwire Plan was rooted in "desirability" and based on six pillars,[9] but we believe none of the pillars have been executed successfully:

Pillar	Company Initiative[10]	Current Status[11]
Desirability	• Reduce dealer inventory levels to support used bike values	• Dealer inventory levels are now higher than before Mr. Zeitz was appointed CEO and used bike values have declined
Profit Focus	• Invested $300 million in new touring, cruiser, and trike products to grow these core categories	• Total touring, cruiser, and trike shipments have declined by 20% over Mr. Zeitz's tenure
Selective Expansion and Redefinition	• Launch entry-level and adventure touring motorcycles to build momentum in these categories	• Total adventure touring and entry-level product sales have fallen by more than 60% since 2022 • The Company does not currently have a viable entry-level product
Growth Beyond Bikes	• Grow parts and accessories and apparel revenues • Made two key leadership hires to develop and launch three new apparel collections	• Parts and accessories and apparel revenues have both declined during Mr. Zeitz's tenure • Both senior leaders have left the Company, and two of the three apparel collections have been discontinued
Lead in Electric	• Grow electric motorcycle division, LiveWire, to nearly $400 million in revenue by 2024	• LiveWire's revenues have declined over the past two years • LiveWire reported less than $30 million in sales in 2024, well below the Company's target
Integrated Customer Experience	• Launch plan for dealers to invest $2 billion to renovate their Harley-Davidson dealerships • Create new incentive structures and "[invest] significant resources" to improve the profitability of the dealer network	• The vast majority of dealers have not participated in the renovation program • More than half of Harley's dealers in the U.S. lost money in 2024 and dealer sentiment is near a decade-long low
Inclusive Stakeholder Management	• Sought to deliver positive outcomes for all stakeholders	• All stakeholders have been harmed, except for Mr. Zeitz

9.   Harley-Davidson Unveils The Hardwire Five-Year Strategic Plan; Targets Profitable Growth And Brand Desirability, Harley-Davidson, February 2, 2021.
10.   Source: Company SEC filings and quarterly and annual earnings announcements.
11.   Source: Company SEC filings and quarterly and annual earnings announcements; Company FY 2024 10-K and FY 2019 10-K; NPA auction data; Baird Research, April 8, 2025; H Partners primary research; Harley-Davidson Unveils The Hardwire Five-Year Strategic Plan; Targets Profitable Growth And Brand Desirability, Harley-Davidson, Feb. 2, 2021.




Mr. Zeitz Has Missed Each of His Latest Hardwire Financial Targets and Has Dramatically Lowered Guidance

In May 2022, Mr. Zeitz provided long-term guidance in conjunction with his Hardwire Plan to improve the Company's financial performance. However, three years later, in February 2025, the Company's updated guidance was dramatically lower than the original targets from 2022:

Company's 2025 Guidance	Presented on May 2022(c)	Presented on Feb 2025(d)	Shortfall
HD MotorCo			
Revenue(a)	$5,687	$4,019	(29%)
% '21-'25E CAGR	*6%*	*(3%)*	
Operating Income(a)	$853	$301	(65%)
% Margin	*15.0%*	*7.5%*	*(750bps)*
HD Financial Services			
Operating Income(a)	$352	$217	(38%)
% '21-'25E CAGR	*(4%)*	*(15%)*	
LiveWire			
Unit Sales	53,341	1,250	(98%)
Revenue(b)	$892	$46	(95%)
% '21-'25E CAGR	*140%*	*14%*	
Consolidated			
Earnings per Share(a)	$6.00+	$3.35	(44%)
% '21-'25E CAGR	*+LDD%*	*(6%)*	

Note: Figures represent the mid-point of Company provided guidance, unless otherwise noted.
Source: Company May 2022 investor day; Company Feb. 2025 earnings call; Bloomberg estimates.
(a) Figure is implied by Company guidance.
(b) May 2022 figure is implied by Company guidance. 2025 figure represents consensus estimate, as revenue guidance was not provided by the Company.
(c) As provided at Harley-Davidson's May 10, 2022, investor day.
(d) As provided on Harley-Davidson's Feb. 5, 2025, earnings call.

Mr. Zeitz Hides Behind Macroeconomic Factors, but the Motorcycle Industry is Growing

Rather than openly acknowledging and addressing execution missteps that have impacted the Company's market share and ability to achieve its Hardwire Plan, Mr. Zeitz has almost exclusively blamed external factors, including the global market environment and macroeconomic factors.

Most recently, on April 25, 2025, the Company asserted that "Harley-Davidson is managing through one of the most challenging operating environments in its history."[12] Yet unit sales are up 23% in 601cc+ motorcycles for every motorcycle manufacturer other than Harley-Davidson since Mr. Zeitz began as CEO.[13] We note that Harley-Davidson's sales fall within this 601+cc category, implying a significant loss in the Company's market share under Mr. Zeitz.[14]



U.S. 601cc+ New Motorcycle Registrations: 2019 vs 2024

12. Company Form DEFA14A, dated Apr. 25, 2025.
13. Company Presentation, dated Apr. 25, 2025.
14. Company filings.




Each of Harley-Davidson's Stakeholder Groups Has Suffered Under Mr. Zeitz's Leadership

While the Hardwire Strategic Plan was centered on an attempt to increase desirability, it appears that none of Harley-Davidson's stakeholders have achieved a desirable outcome under the leadership of Mr. Zeitz and Mr. Linebarger.

Stakeholder	Outcome
Employees	• Senior leadership team has been a revolving door: Five of six leaders who presented the Hardwire strategy in 2022 are either no longer with the Company or have announced retirement • Cultural depletion after Mr. Zeitz's decision to shutter the Company's iconic Juneau Ave. headquarters in Milwaukee, Wisconsin • Absentee CEO Zeitz appears to oversee the Company from New Mexico, the U.K., and rural Kenya
Dealership Network	• More than half of U.S. dealerships were unprofitable in 2024[15] • Dealership sentiment is near a decade-long low[16]
Customers	• Decline in used bike values due to the Company's decision to overfill the dealer network has negatively impacted customers' ability to trade in their existing bikes for a new one[17] • Elimination of entry-level product makes it harder for riders to join the Harley-Davidson community • Depleted brand identity has alienated loyal customers
Shareholders	• Approximately $2 billion in equity value destruction since Mr. Zeitz became CEO • Underperformed relevant indices by -78% and -83%

The Status Quo is Unacceptable: We Believe Meaningful Leadership Change is Needed to Course-Correct the Failed Hardwire Plan

Based on his ill-founded belief that the Hardwire Plan has been a success, Mr. Zeitz has recommended to us that the Company appoint a current senior executive as his successor to ensure the continuity of the Hardwire Plan, to be overseen by Mr. Zeitz's continued involvement as Executive Chair. To us, it is clear that more of the same will only erode shareholder value even further. We strongly believe that meaningful leadership change – including a new external CEO – is necessary in order to break the vicious cycle of weak execution, underperformance, and lack of accountability.

3. WE BELIEVE THE COMPANY'S POOR CORPORATE GOVERNANCE HAS ENABLED MR. ZEITZ'S PERSISTENT UNDERPERFORMANCE

We believe that Harley-Davidson shareholders should be troubled by the Company's poor corporate governance practices and the long-tenured directors' inability to provide effective oversight.

We Find it Highly Concerning That the Three Longest-Tenured Board Members at Harley-Davidson Have Overlapped for 17 Years

We believe the nearly two-decade overlap among three members of the Board has rendered them unable to hold each other accountable for performance and raises serious questions about their independence. Furthermore, we believe that these Board members lack a sense of urgency and focus and are promoting a succession plan that is unacceptable to shareholders and may lead to continued value destruction.

---

15.   H Partners research.
16.   Baird's April 2025 Harley-Davidson Dealer Survey.
17.   Company SEC filings; H Partners primary research; NPA auction data.







Harley-Davidson Director Tenure

Sara Levinson
Jochen Zeitz
Thomas Linebarger
Maryrose Sylvester
Troy Alstead
Allan Golston
James Farley
Rafeh Masood
Average Tenure: 12 Years
0
5
10
15
20
25
30
35
Years on Board

We Have Identified Numerous Shareholder-Unfriendly Corporate Governance Practices Across the Company That Have Enabled the Board and CEO Zeitz to Evade Accountability

We believe Harley-Davidson has numerous poor governance features that continue to enable the Board and CEO Zeitz to evade accountability while destroying shareholder value, including:

1. **Combined CEO and Chairman Roles:** It is generally considered good governance to separate the roles of CEO and Chairman of the Board, but Mr. Zeitz was installed as both CEO and Chairman despite the Board Chair and CEO roles having previously been separated. We believe that the Board's current structure has excessively consolidated power into the hands of Mr. Zeitz and Mr. Linebarger, and it has allowed Mr. Zeitz to be insulated from accountability.

2. **CEO Compensation Misaligned with Shareholder Returns:** The tight coordination of long-tenured Board members may help explain why Mr. Zeitz had unusually high guaranteed compensation until 2025. Mr. Zeitz was effectively guaranteed an average of $8 million per year – or over $40 million in total,[18] not including any compensation to be paid in 2025 – while shareholders have suffered an approximately $2 billion decline in equity value.[19] This seemingly misaligned compensation program was determined by a four-person Compensation Committee, including Mr. Linebarger and Ms. Levinson, before we joined the Board.

3. **A Presiding Director Who Appears Beholden to CEO Zeitz, Rather than Shareholders:** When Mr. Zeitz communicated his intention to leave as CEO and transition to Executive Chairman in fall 2024, Presiding Director Linebarger told H Partners that he made a "personal promise" to Mr. Zeitz to delay the CEO search until January 2025. It is not clear which element is more concerning – the fact that Mr. Linebarger thinks that he has the unilateral authority to delay a CEO search, or the fact that Mr. Linebarger put himself and Mr. Zeitz's personal agenda ahead of their fiduciary duty to shareholders. We note that Harley-Davidson shareholders suffered approximately $1.2 billion of equity value destruction during the three months in which Mr. Linebarger delayed the CEO search.[20]

18. Company SEC filings.
19. CapitalIQ. February 28, 2020 – April 8, 2025.
20. CapitalIQ. September 21, 2024 – December 31, 2024.





4. **An Outgoing CEO Still Making Critical Long-Term Decisions:** We believe that it is highly inappropriate for a CEO who has overseen significant shareholder value destruction and who has announced his intention to retire to be making major strategic decisions that could influence the direction of the Company for many years to come. We question whether key decisions impacting the Company's future should be made by a lame duck CEO and Presiding Director who will not have long-term accountability for these decisions, including the rumored sale of Harley-Davidson Financial Services, decisions regarding its LiveWire electric motorcycle spinoff, and the reported subletting or sale of the Company's iconic Juneau Ave headquarters in Milwaukee, WI.

To help reverse this worrying trend of value destruction and governance abuse at Harley-Davidson, we are also calling on the Board to immediately remove Mr. Zeitz as CEO and to install an internal senior leader as interim CEO on a short-term basis until a new and permanent external CEO is selected. In fact, we also recruited a CEO candidate who is a former public company CEO and who delivered significant outperformance over a long period of time in a relevant industry. While the current Board previously failed to reach majority support for this candidate, this candidate remains excited about the opportunity to repair and rebuild this great Company.

HELP US FIX HARLEY-DAVIDSON: VOTE <u>WITHHOLD</u> ON THE ELECTION OF MR. ZEITZ, MR. LINEBARGER, AND MS. LEVINSON TO HOLD THEM ACCOUNTABLE

We believe Harley-Davidson is one of the world's most valuable brands and has one of the world's greatest communities. This iconic American manufacturer deserves leadership that will allow it to achieve its full potential. With the right leadership, alignment, and governance structures in place, we believe the Company can deliver substantial value for all of its stakeholders.

For the reasons set forth above, we are seeking your support to vote **WITHHOLD** on the election of Jochen Zeitz, Norman Thomas Linebarger, and Sara Levinson to the Board at the Annual Meeting. By voting **WITHHOLD** on the election of these three directors on H Partners' **BLUE** proxy card and/or voting instruction form, shareholders will send a strong message to the Board that they are dissatisfied with the status quo and that meaningful changes to the Board are required to put the Company on the right path to value creation.

If our withhold campaign is successful, we believe there would be a strong mandate from shareholders for a reconstitution of the Board, including adding an H Partners representative and an independent director designated by H Partners to the Board, in order to collaboratively oversee the search for Harley-Davidson's new and permanent external CEO. We believe the Board's failure to accept resignations and comply with these requests would violate proper governance and oppose a clear shareholder mandate.

For more detail on our campaign and our proposed solution for returning Harley-Davidson to greatness, please visit www.FreeTheEagle.com.

Sincerely,

H Partners





If you have any questions, please contact:



520 8th Avenue, 14th Floor
New York, NY 10018

(212) 257-1311
(888) 368-0379
info@saratogaproxy.com